UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CONCERT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

FOLIAGE MERGER SUB, INC.

a wholly owned indirect subsidiary of

SUN PHARMACEUTICAL INDUSTRIES LTD.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

206022105

(Cusip Number of Class of Securities)

Erik Zwicker

General Counsel

Sun Pharmaceutical Industries Ltd.

c/o Sun Pharmaceutical Industries, Inc.

2 Independence Way

Princeton, New Jersey 08540

Telephone: (609) 720-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision.

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 2, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a) (1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By replacing the reference to “$34.5 million” in the first sentence of the subsection entitled “Company Termination Fee” of Section 11 of the Offer to Purchase with “$20 million.”

2.

By deleting the first sentence under the subsection titled “Legal Proceedings Relating to the Tender Offer” of Section 15 of the Offer to Purchase in its entirety, and adding the following paragraphs in its place:

“In connection with the Merger Agreement, six complaints have been filed by purported Company stockholders as individual actions in United States District Courts against the Company and the Company’s directors. Five complaints have been filed in the United States District Court for the Southern District of New York and are captioned O’Dell v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-948 (filed February 3, 2023), Wang v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-973 (filed February 6, 2023), Jones v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1018 (filed February 7, 2023), Halberstam v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1131 (filed February 9, 2023), and Wilson v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1200 (filed February 13, 2023). One complaint has been filed in the United States District Court for the District of Delaware and is captioned Ballard v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-151 (filed February 10, 2023). The foregoing complaints are referred to as the “Merger Actions.” The Merger Actions allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the Transactions contemplated by the Merger Agreement have already been consummated, (iii) damages, (iv) an order that the Company’s directors file an amended Schedule 14D-9, and (v) plaintiff’s attorneys’ and experts’ fees and expenses.

The Company has also received demand letters and a draft complaint from purported Company shareholders requesting that the Company provide additional disclosures in connection with the Transactions, as well as one demand made under Section 220 of the DGCL for books and records related to the Merger and the Schedule 14D-9 (collectively, the “Demands”).

The Company believes that the claims asserted in the Merger Actions and the Demands are without merit and intends to defend vigorously against such claims. Additional lawsuits may be filed against the Company, the Company Board, the Purchaser and/or the Surviving Corporation, and additional demands may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or additional similar demand letters are received, absent new or significantly different allegations, none of Parent, Purchaser or the Company will necessarily disclose such additional filings or letters.”

ITEM 12. EXHIBITS

Index No.

(a)(1)(A)	Offer to Purchase, dated February 2, 2023.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement, published February 2, 2023 in The New York Times.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc., dated as of January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).*

(a)(5)(B)	Tweet posted by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).*

(a)(5)(C)	Tweet posted by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).*

(a)(5)(D)	Facebook post made by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).*

(a)(5)(E)	LinkedIn post made by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).*

(a)(5)(F)	Excerpts from Press Release issued by Sun Pharma, dated as of January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 31, 2023).*

(a)(5)(G)	Excerpt from Statement of Unaudited Consolidated Financial Results for the Quarter and Nine Months Ended December 31, 2022, published by Sun Pharma on January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 31, 2023).*

(a)(5)(H)	Transcript of Sun Pharma’s Q3 earnings investor conference call on January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 1, 2023).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 19, 2023, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 19, 2023).*

(d)(2)	Form of Contingent Value Rights Agreement, between Sun Pharmaceutical Industries Ltd. and Computershare Inc., and Computershare Trust Company, N.A.*

(d)(3)	Confidential Disclosure Agreement, dated as of July 12, 2022, by and between Parent and the Company.*

(d)(4)	Confidentiality Agreement, dated as of December 13, 2022, by and between Parent and the Company.*

(d)(5)	Exclusivity Agreement, dated as of December 16, 2022, between Parent and the Company.*

(d)(6)	Exclusivity Extension, dated as of January 17, 2023, between Parent and the Company.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

FOLIAGE MERGER SUB, INC.

By:	/s/ Erik Zwicker
	Name:	Erik Zwicker
	Title:	Secretary

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Atul Raut
	Name:	Atul Raut
	Title:	Vice President, Business Development / Authorized Signatory